UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-36907

Hailiang Education Group Inc.

386, Jiefang Road

Diankou Town, Zhuji

Zhejiang Province, PRC 311814

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hailiang Education Group Inc.

By:	/s/ Ming Wang
Name:	Ming Wang
Title:	Chairman and Chief Executive Officer

Date: November 18, 2016

Appointment of Xiaofeng Cheng

Effective as of October 17, 2016, the Board appointed Mr. Xiaofeng Cheng, an independent director who is the chairman of the Compensation Committee of the board of directors (the “Board”) to serve as a member of the Audit Committee as well as the Corporate Governance and Nominating Committee of the Board.

The Board issued to Mr. Cheng a Director’s Appointment Letter (the “Appointment Letter”), which sets his annual compensation at RMB 180,000 (approximately $26,550) per year and establishes other terms and conditions governing his service on the Company’s Board. The Appointment Letter is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibits 10.1.

Exhibit No.	Description

10.1	Director’s Appointment Letter, dated October 17, 2016 by and between the Company and Xiaofeng Cheng.

Exhibit 10.1

Director’s Appointment Letter

Date: October 17, 2016

XIAOFENG CHENG

34th Floor, Tower 3, China Central Place,

77 Jianguo Road, Chaoyang District,

Beijing 100025, China

Dear Mr. Cheng:

We write to confirm your appointment to serve as the independent director, the chairman of the Compensation Committee and a member of Audit Committee and the Corporate Governance and Nominating Committee of the Board of Directors (the “Board”) of Hailiang Education Group Inc. (the “Company”), effective October 17, 2016. Your appointment is made subject to the terms of the memorandum and articles of association of the Company, as amended from time to time (including the resolutions concerning your appointment) (“Charter Documents”) and this appointment letter.

1.	Annual Fees. The Company will pay you the following fees:

Annual Fee:	RMB180,000 (approximately US$26,550) per annum

The Annual Fee will be payable with respect to your Board and Board committee service on the Company only. The Annual Fee will be payable in arrears and in quarterly instalments, payable in cash on the first business day of each calendar quarter during your tenure in respect of your service during the immediately preceding quarter.

The Annual Fee may be changed as determined by the Board or the compensation committee of the Board, as it may consider necessary or appropriate according to the Charter Document, applicable laws and exchange rules.

2.	Expense Reimbursement. The Company will reimburse you for all reasonable travel, accommodation and other related expenses to the fullest extent permitted under the Charter Documents.

1

We set out in Annex A the address, fax and telephone numbers to be entered in the Register of Directors and for service of notice of Board meetings of the Company. We should be grateful if you would confirm these details, or amend the same setting out the correct address, fax and telephone numbers.

Please confirm you agree to serve in the capacity set forth above and the contact details set out below by signing this document as indicated below and returning it to the Company’s registered office.

Yours sincerely,

Hailiang Education Group Inc.

By:	/s/ Ming Wang
Name:	Ming Wang
Title:	Chairman and Chief Executive Officer

Annex A

Details of Appointment

Name	XIAOFENG CHENG
Address	34th Floor, Tower 3, China Central Place, 77 Jianguo Road, Chaoyang District, Beijing 100025, China
Telephone Number	(86 10) 5809 1009
Fax Number	(86 10) 5809 1100
Email Address	cheng.xiaofeng@jingtian.com